1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

July 3, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Attn:	Barbara C. Jacobs
Luna Bloom
Stephen Krikorian
Amanda Kim

Re:	Cvent, Inc.
Draft Registration Statement on Form S-1
File No. 377-00166; CIK No. 1122897
Initially submitted confidentially on April 29, 2013
Confidential Submission No. 2 submitted on June 7, 2013
Confidential Submission No. 3 submitted on July 3, 2013

Ladies and Gentlemen:

On behalf of Cvent, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 24, 2013 relating to Confidential Submission No. 2 of the Company’s Draft Registration Statement on Form S-1 (File No. 377-00166; CIK No. 1122897) confidentially submitted to the Commission on June 7, 2013 (“Confidential Submission No. 2”).

The Company is concurrently confidentially submitting via EDGAR Confidential Submission No. 3 of the Company’s Draft Registration Statement (the “Draft Registration Statement”), marked in accordance with Rule 310 of Regulation S-T as compared to Confidential Submission No. 2. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Draft Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Draft Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN        BEIJING        BRUSSELS         GEORGETOWN, DE        HONG KONG        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC

Securities and Exchange Commission

July 3, 2013

General

1.	We note your response to prior comment 7. Please ensure that “active” is defined in this first instance it is used in your prospectus and ensure that any subsequent usage conforms to this definition.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement at pages 5, 46, 85 and 87 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

2.	We note your response to our prior comment 14, in which you clarify that the CSN is available to any user wishing to search the database, and not only to event and meeting planners who subscribe to your event planning solutions. Please update your disclosure to clarify this point in here, as you did in the Business section on page 82. Also consider stating here and as appropriate throughout your document, that event and meeting planners, both paid subscribers and free users, may submit RFPs through the CSN free of charge.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement at pages 5, 45, 46, 82 and 87 accordingly.

3.	We note further from your response to our prior comment 14 that you do not believe renewal rates to be a material key metric to understanding your business because such rates have been “very consistent from period to period.” We also note, however, your risk factor on page 25 that describes your dependence on renewing agreements with your existing customers and the likely harm that would be caused by a decline in such renewals. It seems therefore that this metric, even if historically consistent, would be material to an investor’s understanding of your business. We acknowledge that your response recognizes that renewal rates may become a more material metric in future periods and that you will consider including historical renewal rates in a future amendment to your registration statement. To the extent that you do not include this metric as it applies to both your event planner customers and your hotel and venue customers in your next amendment, please provide such renewal rates for the last three fiscal years in your response.

Securities and Exchange Commission

July 3, 2013

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement at page 61 to provide the requested information regarding renewal rates, which are referred to in the Draft Registration Statement as the “customer retention rates.” The Company has not included this information as a key metric as the Company does not consider such rates key to understanding the Company’s business.

Liquidity and Capital Resources, page 55

4.	We note your response to prior comment 16. While we understand that your growth is impacting the changes in your accounts receivable, the timing of your invoicing and billing of your customers also impacts these changes and will have liquidity consequences especially during your interim periods. Please consider providing disclosure that addresses how the timing of invoicing impacts your receivable balances and the timing of collections, which appears to affect your liquidity needs. Your discussion of unbilled contract value on page 58 and your risk factor discussion regarding the timing of billings on page 27 seem to highlight this factor.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement at pages 58 and 59 accordingly.

Business

Our Growth Strategy

Up-Sell and Cross-Sell Existing Event Planner Customers, page 78

5.	Please advise whether the 59,000 event and meeting planner users referenced in this paragraph represents all free user accounts and whether such users have access to any products and services other than the CSN database.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement at pages 82 and 87 accordingly.

Facilities, page 87

6.	Please update your disclosure here to account for the recent opening of your London sales office, or advise on why such disclosure is not required. See Item 102 of Regulation S-K. To the extent material, please file any lease agreement for this office. See Item 601(b)(10)(ii)(D).

Securities and Exchange Commission

July 3, 2013

RESPONSE TO COMMENT 6:

The Company supplementally advises the Staff that it considered the provisions of Item 102 of Regulation S-K with regards to its recently opened London office. The Company respectfully submits that it does not believe the London property is a “materially important physical propert[y]” of the Company or its subsidiaries. The Company supplementally advises the Staff that the office first opened in May 2013. Only six employees currently work in the office, and the Company does not expect the number of employees to increase dramatically in the immediate future. Additionally, given the small number of personnel on site, the office is much smaller physically than the Company’s other facilities. The smaller size has also resulted in the overall continuing obligations under the lease of the London office to be immaterial as well. Finally, the office does not result in other material revenue or costs of the Company at this time. Notwithstanding these points, the Company has added the London office to the list of facilities disclosed at page 93 of the Draft Registration Statement in the interest of providing greater disclosure to investors. The Company respectfully submits however that the related lease agreement is not a material contract of the Company pursuant to Item 601(b)(10) of Regulation S-K, and it has therefore not been included as a separate exhibit. The Company will continue to evaluate the need for further disclosure regarding its London office with respect to Item 102 and Item 601(b)(10) of Regulation S-K in future filings.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-8

7.	You describe in your response to prior comment 27 that features such as online training and support, contact storage, registration options, budget and reporting tools, benchmarking features, and eMarketing features have no standalone value and accordingly are not separate units of accounting. Explain in greater detail why these other features do not have standalone value to the customer. Indicate whether a customer can purchase these features from another vendor. Also, indicate whether all the features obtained are provided for at the beginning of the contract term. In addition, tell us whether these features provide benefits or value to the customer throughout the contract. Please tell us what consideration was given to disclosing the reason why the base platform, the Event Management subscription, does not qualify as a separate unit of accounting. Refer to ASC 605-25-25-5 and 605-25-50-2(f).

RESPONSE TO COMMENT 7:

The Company supplementally advises the Staff that event and meeting planners have historically utilized inefficient manual processes and disparate solutions when managing their events and meetings. The Company believes its subscription platform provides planners with an integrated solution for activities that occur before, during and after an event.

Securities and Exchange Commission

July 3, 2013

This integrated solution is sold as “software as a service” under a subscription model. Features available on our subscription platform are embedded in the Company’s software and are made available to subscribers based on what functionality they feel would be most beneficial for their meeting and event planning needs when they enter the subscription agreement. The Company is required by the terms of its contracts to provide access to the subscription platform during the entire subscription period.

In evaluating the separation criterion ASC 605-25-25-5, the individual features, or functionality, available on the subscription platform do not provide value to the customer on a stand-alone basis for the following reasons:

•

Functionality is fully embedded and integrated into the subscription platform. Individual features cannot be separated from the subscription platform and sold independently. The functionality is the subscription and the value to the customer comes from the combination of these features and functionality as they look to replace their historically manual processes.

•

Given the integrated nature of the software, similar functionality purchased from another vendor would not work with the software as all of the Company’s software functionality is integral to the solution being provided. In addition, the purpose of the Company’s service offerings is to provide a single solution for the Company’s customers – using other software outside of the Company’s solution to satisfy some portion of the Company’s customers meeting and planning needs would be directly contrary to the service the Company provides through its software.

•

Customers would not be able to resell the functionality or use it outside of the Company’s platform. For example, a third party would need access to the Company’s software in order to be able to use the on-line training or produce reports. The training and reports are specific to the software and the events being planned on the system.

•	Customers do not own the software or the underlying code, and as a result, are not able to provide it to other vendors.

The Company’s software provided as a service enables the Company’s customers to tailor their subscription for the features and functionality that best suit their meeting and planning needs and replaces the historical, manual process involving multiple platforms and mediums to more efficiently plan meetings and events. The suite of functionality purchased by the Company’s customers provides continuous functionality over the course of the entire subscription period.

These features are only available on the Company’s software as an integrated event management solution and cannot be purchased from another vendor. The Company’s software as a service subscription is a full service solution that has been designed to automate and streamline the historically manual meeting and event planning process. As a result, the Company’s customers purchase the “solution” with the features and functionality that best meet their needs through the

Securities and Exchange Commission

July 3, 2013

subscription to the Company’s software. The Company’s software solution is not simply a tool to plan an event or to register participants for an event – the functionality of the Company’s software and the uniqueness of the specific features that the Company offers provide value to its customers not only by assisting in planning the event and registering attendees, but also in managing the event, tracking spending, providing on-demand training, email marketing capabilities, reporting functionality and various other diagnostic features that provide value to the Company’s customers in analyzing various aspect of their events and meeting participants continuously over the subscription period.

All of the Company’s features and functionality are embedded in the Company’s software and are available at the beginning of the contract term and continuously throughout the contract term. No modification or customization of the features and functionality is required outside of “turning on” the functionality in the software (i.e., providing access to the specific functionality embedded in the software) at the start of a contract.

To clarify the Company’s response to prior comment 27, the Company supplementally advises the Staff that it provides its software as a service to its customers on a subscription basis as the value derived from the Company’s software occurs continuously over the subscription period. Under the terms of the Company’s subscription agreements, the Company’s customers have continuous access to the features and functionality under subscription without limitation. Because these features and functionality are embedded in the software and are accessible continuously over the subscription period, the Company believes the subscription to its platform and the ability to access its software continuously during the subscription period is the single deliverable that is provided to the Company’s customers and constitutes a single unit of accounting. Because the Company’s customers do not own the software they are not able to sell any of the features and functionality that exist in the Company’s software to a third party. As such, because the features and functionality embedded in the software do not have value separate and apart from the platform and because the delivery of the Company’s service is continuous over the subscription period, the criteria for separate accounting for any of the features embedded in the Company’s software under ASC 605-25-25-5 has not been met. Further, the Company has considered ASC 605-25-50-2(f) regarding disclosure considerations, and the Company respectfully advises the Staff that it has revised the Draft Registration Statement at pages F-9 and F-36 accordingly.

8.	You also explain in your response to prior comment 27 that the Event Management subscriptions provide the base platform and any additional features are elected by the customer continuously over the subscription period. Please further explain if the future delivery of any additional features elected by the customer is required and is considered an element of the original arrangement.

RESPONSE TO COMMENT 8:

The Company supplementally advises the Staff that all features and functionality are embedded within the software. At the start of a contract, the Company’s customers purchase the rights to utilize the various features within the software that they feel would be most beneficial for

Securities and Exchange Commission

July 3, 2013

their meeting and event planning needs and these features and functionality are “turned on” at the start of the subscription period based on what the customer has subscribed for. All of the Company’s features and functionality negotiated in the subscription are part of the Company’s software and are available at the beginning of the contract term and continuously throughout the contract term. The Company is required by the terms of its contracts to provide access to the software and the subscribed features continuously throughout the entire subscription period. For example, if the training feature is elected by a customer, they would have access to various web-based training modules within the Company’s software on an “on-demand” basis to be used at their discretion over the subscription period.

9.	We acknowledge that in your response to prior comment 28 you determined the straight-line method was more appropriate than the proportional performance method because a customer initiating a registration is not indicative of the pattern of how your obligation is fulfilled. Please clarify whether the contractual arrangement limits or contains a minimum number of events that can be managed. Indicate if you limit the number of registrations per event or limit the number of registrations over the entire term of the arrangement. Explain why revenue should not be recognized on a proportional method based on the number of registrations. In addition, tell why you believe that recognizing additional registrations as revenue upon delivery instead of over the remaining term of the contract is appropriate.

RESPONSE TO COMMENT 9:

The Company supplementally advises the Staff that within its contractual arrangements there are no limits or minimum number of events that can be managed. A customer can manage any number of events (or no events) during the course of the subscription period. The Company’s software is generally not sold to individuals who are planning a single event. Generally, the Company’s customers are corporate customers that are purchasing a software solution to stream-line all aspects of the event and meeting planning process from internal events to external events. The Company’s subscriptions are generally not for single events and because the Company’s software subscription provides significant functionality both before, during and after any events have been planned, revenue recognition tied to the timing of when events occur is not reflective of the service the Company is contractually required to deliver to its customers over the entire subscription term.

The Company’s platform subscriptions, if elected by the customer, may include registration functionality to assist the Company’s customers in registering participants for events and meetings that are planned and managed on the Company’s software. In cases where the registration functionality is selected, the subscription will generally include a specified number of registrations that can be utilized by the customer over the subscription term (for any number of events, as determined by the customer). Registrations can be used in any number or timeframe as determined by the customer during the subscription period. The number of registrations is used as a pricing mechanism as a proxy for the estimated usage of the Company’s software, similar to a seat license in a traditional software model. Because the customer can manage as many or as few events with any number of registrations for each event as they choose, there are no limitations on when or how the

Securities and Exchange Commission

July 3, 2013

contracted registrations can be used during the subscription period. Once the contracted registrations have been used, customers continue to have access to all of the other features embedded within the software (including the ability to create and plan new events, conduct email marketing, survey event attendees, etc.) for the remainder of the contract period.

The Company is obligated to provide its customers with access to its software throughout the term of the contract period. The Company’s subscriptions enable its customers to perform activities relating to event management, which activities can occur before, during and after an actual event. As a result, the Company’s earnings process is completed by providing this service (e.g., access to the Company’s software) throughout the entire subscription period, without regard to the number of events or registrations used by customers. As the ability of the Company’s customers to register participants for a meeting is only one aspect of the capability of the Company’s software, and because the other capabilities of the Company’s software besides registering participants also have significant value to the Company’s customers, the Company has determined that recognizing revenue based on registrations is not indicative of the process over which the Company earns revenue and fulfills its contractual obligation. For example, assume a one year subscription that included 1,000 registrations also included other features such as online training and support, e-commerce, reporting, event calendars and e-marketing. Assume further that in the first month of the subscription, the customer uses all 1,000 registrations. Under a proportional performance model based on registrations, 100% of the arrangement fee would be recognized in the first month. However, the customer would continue to have access to the software and would derive substantial benefit from the software over the remainder of the contract. As an example, the customer may wish to utilize the e-marketing feature to solicit participation from past attendees in future events, or utilize the survey feature to survey past, current and future event participants, or use the reporting and budgeting functions to track its event spend over the contract period. As a result, the Company has concluded that its obligation to provide the customer with access to the software over the contractual period is satisfied continuously over the contract period. The Company further believes that a proportional performance revenue recognition model tied to registrations would generally have the effect of accelerating revenue recognition prior to fulfilling the underlying obligations of the Company’s contracts.

In cases where the specified number of registrations is exceeded, additional registrations may be purchased either in blocks of additional registrations or on a per-registration basis. In the large majority of cases, customers purchase additional blocks of registrations that the Company refers to as “up-sells.” Fees associated with these up-sells are added to the subscription fee and are recognized over the remaining subscription period. The Company believes that recognition over the remaining term is appropriate since the fees are indicative of the expected future usage of the software.

In other, more limited cases, customers are billed on a per-registration basis for registrations in excess of the originally contracted amount. The Company refers to these cases as “overages.” In certain limited cases, the customer may not know the number of registrations it will need or use for its events and meetings. In these cases, the Company bills these customers quarterly for registrations used, which results in a revenue recognition pattern that is similar to the results that would be

Securities and Exchange Commission

July 3, 2013

obtained under a subscription model. In other cases, overages are billed when customers are at or near the end of their subscription term. In these cases, the impact to revenue recognition under the subscription model would be inconsequential due to the short duration of time remaining in the subscription.

From an economic perspective, most of the Company’s customers generally agree to modify their contracts for additional blocks of registrations when they reach their maximum registrations. This is primarily due to the fact that these upsells are generally priced at points that are more cost effective for the Company’s customers than the pay-as-you go model used for overages.

In evaluating the revenue recognition approach for the overages, the Company considered what approach would be the most consistent with the subscription accounting model. Once a customer exceeds the originally negotiated level of registrations, overages continue as the customer continues to use additional registrations. As a result, the Company concluded that recognizing these overages as they become billable represents a reasonable and consistent approach that closely approximates a subscription accounting model. The Company has also considered the accounting literature and believes that the method applied to the overages is supportable under GAAP by analogy to the guidance in AICPA Technical Practice Aid 5100.76 “Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition”, Scenario 2.

While not a software contract subject to the provisions of SOP 97-2, the Company considered TPA 5100.76 and concluded that Scenario 2 in that TPA is analogous to the Company’s fact pattern since: (a) the Company is required to continuously provide access to the software which is similar to the concept of providing post customer support (PCS) over the contract term, (b) the subscription fee in the Company’s case is similar to the non-refundable payment described in Scenario 2 (the subscription fee is billed upfront and is non-refundable), and (c) consistent with the facts described in the ‘inquiry’ portion of the TPA, if customers do not pay the required overage fees timely, based on the terms of the agreement the Company can terminate the contract for breach.

Based on this guidance, the Company concluded that consistent with the conclusion to Scenario 2 in the TPA, it would be appropriate for the Company to recognize the subscription fee on a straight-line basis over the term of the arrangement and recognize the incremental overage fees (i.e., those transactional overage fees that are in excess of the contracted registrations) when “a reliable estimate can be made of the actual usage that has occurred, provided collectibility is probable”. Because the Company bills for these overages and recognizes revenue after they have been incurred, no estimate of the actual usage is required. Also, considering past collection history relative to overages, the Company believes collection is probable. Finally, overages represent less than 3% and 2% of the Company’s total revenues for the years ended December 31, 2011 and 2012, respectively.

Accordingly, the Company has revised its disclosure at pages F-9 and F-36 of the Draft Registration Statement.

Securities and Exchange Commission

July 3, 2013

10.	We note your response to prior comment 29. Revise your disclosures to clearly describe the nature of each deliverable that has standalone value and the timing of revenue recognition for each deliverable. Explain why some of the deliverables in marketing solution arrangements should be recognized on a straight-line basis. Indicate whether the arrangements contain minimum impressions or pay-per-clicks.

RESPONSE TO COMMENT 10:

The Company supplementally advises the Staff that marketing solutions revenue primarily consists of advertising solutions that can be sold either as a bundle or on a stand-alone basis. The nature of the advertising solutions are banner-type advertisements that are not based on impressions or pay-per-clicks. Advertisements are contracted to run for specified periods of time, which can vary from one day to multiple years. Revenue is recognized on a straight-line basis over the contracted period of time.

(u) Fair Value Measurements, page F-13

11.	We note your response to prior comment 30. Please indicate the level of probability and the period of time to achieve the revenue targets. Tell us whether you believe that the probability or likelihood of making payment is remote. If so, consider disclosing this within your footnote. In addition, you should consider adding disclosure to your Critical Accounting Policies to clearly describe key assumptions used to determine the fair value of the contingent consideration. This disclosure should also discuss the effects of changes in those key assumptions.

RESPONSE TO COMMENT 11:

The Company supplementally advises the Staff that it entered into an arrangement to purchase Seed Labs LLC, now branded as our CrowdTorch product, in January 2012. As part of this agreement, the Company set forth sales targets for the twelve, twenty-four and thirty-six month anniversary dates of the agreement. The Company used the following key assumptions in determining the likelihood of making payments related to the sales targets:

•	estimated renewal rates of existing contracts;
•	historic growth rates of Seed Labs LLC;
•	the complexity and size of the addressable market; and
•	the scalability of the product.

The Company reviewed each sales target with the above key assumptions and determined the probability of making payments related to these sales targets as remote, and as such, did not include any of these payments in the calculation of the purchase price. In accordance with ASC 805-30-35-1, Contingent Consideration, the Company will continue to remeasure contingent consideration to fair value at each reporting date, and will recognize any changes to the fair value in earnings for any changes resulting from events after the acquisition date, such as meeting a sales target.

Securities and Exchange Commission

July 3, 2013

The Company entered into an arrangement to purchase CrowdCompass, Inc. in June 2012. As part of this agreement, no revenue or sales targets were included in the agreement relative to additional amounts that could be paid to the sellers. All of the additional amounts to be paid to the sellers under this arrangement were tied to continued employment and were treated as compensation expense.

The Company entered into an arrangement to purchase TicketMob LLC in December 2012. As part of this agreement, the Company set forth revenue targets for years ending December, 31, 2013, 2014 and 2015. The Company used the following key assumptions in determining the likelihood of making payments related to the sales targets:

•	estimated annual revenue of existing customer agreements;
•	current and future target verticals;
•	the complexity and size of the addressable market of each vertical; and
•	the scalability of the product.

The Company reviewed each revenue target with the above key assumptions and determined the probability of making payments related to these sales targets as remote, and as such, did not include any of these payments in the calculation of the purchase price. In accordance with ASC 805-30-35-1, Contingent Consideration, the Company will continue to remeasure contingent consideration to fair value at each reporting date, and will recognize any changes to the fair value in earnings for any changes resulting from events after the acquisition date, such as meeting a revenue target.

Accordingly, the Company has revised its disclosure at pages F-14 and F-18 of the Draft Registration Statement.

12.	We note that your acquisitions had contingent consideration that would be achieved if certain measures were met and that your obligations for the contingent consideration are related to either the purchase agreements or the compensatory arrangements. Please tell us why you believed that certain contingent considerations were compensatory. We refer you to ASC Topic 805-10-55-24 and 25 which provides the considerations or indicators to be assessed for this determination. Your response should include why the contingent payment was included in the arrangement, which party initiated the arrangement, and when the parties entered into the arrangement. Please also discuss the assessment of any of the eight indicators if such an analysis was necessary to make the determination.

RESPONSE TO COMMENT 12:

The Company supplementally advises the Staff that in determining whether certain contingent payments were compensatory arrangements, it referred to the Accounting Standards Codification, 805-10-55-25 and primarily considered the “continuing employment” and “duration of continuing employment” indicators in determining whether the contingent payments were compensatory in nature or part of purchase consideration.

Securities and Exchange Commission

July 3, 2013

The Company entered into an arrangement to purchase Seed Labs LLC, now branded as its CrowdTorch product, in January 2012. As the Company determined that continued employment by key employees would be critical to the success of the acquired entity, the Company included terms in the agreement which set up two classes of sellers. The first class was designated as key employees and any future payouts (based both on the passage of time and certain targets specified in the agreement) to this class of sellers would be contingent upon continuing service through the term of the contingent payout period. The second class of sellers, not designated as key employees, would receive future payouts without regard to service or employment. For the first class of sellers, the key employees, the Company considered these contingent payments to be compensation that was not included in the acquisition price. Contingent payments related to the second class of sellers were not tied to future service and would be considered elements of purchase price. However, given the existence of the revenue and sales targets in the agreement and the assessment of probability of achieving these targets, no amounts were included in the purchase price related to these sellers.

The Company entered into an arrangement to purchase CrowdCompass, Inc. in June 2012. As the Company determined that continued employment by key employees would be critical to the success of the acquired entity, the Company included terms in the agreement that required key employees, as well as non-key employees, to provide service through the period of the contingent payout to receive the payments. As a result of these future service requirements, the Company determined these payments to be compensation, and they were not included in the acquisition price.

The Company entered into an arrangement to purchase TicketMob LLC in December 2012. As the Company determined that continued employment by key employees would be critical to the success of the acquired entity, the Company included terms in the agreement which set up two classes of sellers. The first class was designated as key employees and any future payouts to this class of sellers would be contingent upon continuing service through the term of the contingent payout period. The second class of sellers, not designated as key employees, would receive future payouts without regard to future service or continued employment. For the first class of sellers, the key employees, the Company considered their payments to be compensation given the on-going service requirements that was not included in the acquisition price. Contingent payments related to the second class of sellers were not tied to future service and would be considered elements of purchase price. However, given the existence of the revenue and sales targets in the agreement and the assessment of probability of achieving these targets, no amounts were included in the purchase price related to these sellers.

Accordingly, the Company has revised its disclosure at page F-14, F-16 and F-18 of the Draft Registration Statement.

3. Net Income (Loss) Per Share, page F-14

13.	We note your revised disclosure in response to prior comment 33. Your statement that your Series A Convertible Preferred shares do not participate in earnings differently than common shares suggests that these shares are participating. If so, indicate how you allocated the earnings to common stock and to these preferred shares in calculating basic earnings per share. We refer you to ASC 260-10-45-60B. Further, please clarify why the convertible preferred shares use the treasury method for determining the dilutive earnings per share. We refer you to ASC 260-10-45-40.

Securities and Exchange Commission

July 3, 2013

RESPONSE TO COMMENT 13:

The Company supplementally advises the Staff that the convertible preferred shares participate in the earnings of the Company as if they were common shares (i.e., no differently than common shares). There are no additional participation rights associated with the preferred shares. The Company further advises the Staff that it has identified that the participating convertible preferred shares were inadvertently excluded from the basic earnings per share calculation. Accordingly, the Company has revised its disclosure of basic earnings per share at pages 11, 12, 43, 44, F-4, F-14, F-15, F-33, F-37 and F-38 of the Draft Registration Statement.

A summary of the changes to the Company’s disclosure of basic earnings per shares is set forth below:

	Twelve Months Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
Net Income (Loss)	(184)	4,305	870	310

WA Common Shares Outstanding – Basic	67,030,108	62,994,204	63,168,321	61,812,639
Corrected WA Common Shares Outstanding – Basic	67,030,108	132,669,420	132,843,537	131,487,855

Net Income per Common Share – Basic	($0.00)	$0.07	$0.01	$0.01
Corrected Net Income per Common Share – Basic	($0.00)	$0.03	$0.01	$0.00

The Company further advises the Staff that it has considered the effects of this error in regard to the design and operation of its internal controls and has concluded that this error is a result of the material weakness that the Company has identified related to its financial reporting controls as disclosed at page 27 of the Draft Registration Statement.

The Company further advises the Staff that in calculating the dilutive effect of the convertible preferred shares, the full amount of outstanding convertible preferred shares is included, as there are no dividends that would require adjustment in the numerator of the earnings per share calculation as would be required under ASC 260-10-45-40. The treasury stock method is applied only to outstanding options and warrants for purposes of computing earnings per share.

7. Income Taxes, page F-20

14.	You discuss in your response to prior comment 35 that the provision to return differences was attributed to the change in estimated tax expense for 2010 recorded in 2011 and an error occurring in 2011 uncovered before the completion of the 2011 audit. You also state that the adjustments for nondeductible expenses related to certain tax attributes for the Indian subsidiary the company was not entitled to. Please provide your analysis of why these errors are immaterial. Your analysis should consider the materiality of the errors as compared to your net income.

Securities and Exchange Commission

July 3, 2013

RESPONSE TO COMMENT 14:

The Company supplementally advises the Staff that it has determined that the errors described in the Company’s response to prior comment 35 are not material, individually or in the aggregate, to the periods presented. The Company respectfully advises the Staff that the errors are offsetting in the tax expense line item, with a net impact of less than $200k to income in the period, representing less than 8% of income from operations before income tax expense. The Company has considered the impact to net income, and while the impact to net income may—on a quantitative basis—be viewed as significant due to the small net loss of $184K as reported, the Company respectfully submits that its business is not evaluated on a net income basis, and therefore the change to income tax expense or net income would not impact analyst expectations or compliance with regulatory requirements. Furthermore, the errors were not intentional errors, and they do not impact management compensation. In addition, while the trend in net income would change from a small loss to a small income, there would be no effect on basic or diluted earnings per share, as earnings per share would remain $0.00 for both basic and diluted, as is currently reported.

15.	Your response to prior comment 36 indicates that you intend to permanently reinvest undistributed earnings of your foreign operation and the calculation of deferred tax liability for these undistributed earnings is impracticable. Revise to disclose the amount of undistributed earnings of your foreign subsidiaries. Refer to ASC 740-30-50-2. In addition, tell us whether some of your cash and cash equivalents are held by these foreign subsidiaries. If so, revise you liquidity disclosure within your MD&A to disclose the amount of such cash and cash equivalents and indicate that these amounts would be subject to income tax if repatriated to the United States.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement at page F-22 accordingly.

In addition, the Company respectfully advises the Staff that the Company’s foreign subsidiary does hold cash and cash equivalents and directs the Staff to the disclosure regarding the Company’s holdings in India at page 58 of the Draft Registration Statement under “Liquidity and Capital Resources—Working Capital and Cash Flows.”

Securities and Exchange Commission

July 3, 2013

9. Stockholders’ Equity

d) Common Stock Call Option, page F-27

16.	We acknowledge that in your response to prior comment 37 that you did not record a repurchase obligation related to your contractual call option because the call feature appeared to be outside of your control. Please tell us how you considered the probability of the occurrence of the contingent events in your determination of accounting treatment and whether the assessment was conducted on an employee-by-employee basis.

RESPONSE TO COMMENT 16:

The Company supplementally advises the Staff that the contractual call option is subject to two triggers that must be met before it will represent a repurchase right to the Company. First, the executive would need to terminate his or her employment with the Company, which is outside of the control of the Company. In that regard, thirteen employees that are party to this agreement are all key members of senior management (the “Executives”), and each have tenure with the Company of more than 10 years. Four of these thirteen Executives are founding members of the Company. Based on discussions with each of these Executives and considering the expiration of the stock repurchase agreement (July 15, 2013), the Company believes the probability of this trigger occurring is remote.

The second trigger is the Company’s right to exercise the call option, which must first be approved by the shareholders of the Company (in the control of the Company). Upon termination by an Executive, the shareholders must vote to approve the repurchase of the Executives shares. This approval would be based on an evaluation of a number of facts and circumstances at the time, including cash available for the repurchase, current market conditions and estimates of fair value of the Company, among others. Because the call option does not create an obligation to repurchase the Executives’ shares upon termination, the Company does not believe that a repurchase obligation should be recorded unless and until an Executive terminates and the Company subsequently chooses to exercise its call option right to repurchase the shares.

* * * *

Securities and Exchange Commission

July 3, 2013

Please direct your questions or comments regarding this letter or the Draft Registration Statement to the undersigned or Mark R. Fitzgerald at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Bass

Mark G.C. Bass

cc:	Rajeev K. Aggarwal
Peter L. Childs
Lawrence Samuelson, Esq.
Cvent, Inc.

Mark R. Fitzgerald, Esq.
Michael C. Labriola, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell LLP